

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

December 2, 2009

By U.S. Mail and Facsimile to: (610) 668-1185

Robert A. Kuehl
Chief Financial Officer
Royal Bancshares of Pennsylvania, Inc.
732 Montgomery Avenue
Narberth, PA 19072

> **Re: Royal Bancshares of Pennsylvania, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-26366**

Dear Mr. Kuehl:

We have completed our review of your Form 10-K and related filings and have no further comments at this time.

Sincerely,

Kathryn McHale
Staff Attorney